UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Petition for Imposition of Limitations on Water-Pumping from the Dead Sea

Item 1

June 16, 2015

Petition for Imposition of Limitations on Water-Pumping from the Dead Sea

The Company wishes to report that a petition was filed with the Tribunal for Water Matters in Haifa, wherein the governmental Water and Sewage Authority (the “Authority”) is requested to act for the regulation and oversight of the use of water sources by the Company’s subsidiary, Dead Sea Works Ltd. (“DSW”).

The petitioners request that the Tribunal shall instruct the Authority to implement the regulation and oversight, inter alia, by the following means:

1.	Introduction of a requirement for a water production license, which would limit the quantity of water pumped from the Dead Sea;

2.	Determination of conditions which would curb the pace of decrease of Dead Sea water levels;

3.	Introduction of a requirement for a construction license for pumping stations;

4.	Determination of a water production toll.

The Company, assisted by its legal advisors, is reviewing the petition. Following an initial review, the Company is of the opinion that the chances of the petition to be sustained are low.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Ilia
	Name:	Kobi Ilia
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: June 16, 2015